Smart Digital Group Limited

November 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Kate Beukenkamp and Taylor Beech

Re:	Smart Digital Group Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 1, 2024 CIK No. 0002014955

Dear Ms. Beukenkamp and Ms. Beech:

Smart Digital Group Limited (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 9, 2024, regarding its Amendment No. 2 to Draft Registration Statement on Form F-1 (“Amendment No. 2”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. A Registration Statement on Form F-1 (“Registration Statement”) is filed to accompany this response letter.

Amendment No. 2

Prospectus Summary

Permissions and Approval in Macau, Singapore and Mainland China, page 6

1. We note your response to prior comment 3 and reissue in part. Please revise your disclosure here and throughout your registration statement to clearly state, if true, that the conclusions presented here are the opinion of your PRC counsel, as opposed to stating that the conclusions are “[a]ccording to” your PRC counsel.

Response: In response to the Staff’s comment, we have revised our disclosure throughout Registration Statement accordingly.

Risk Factors

Risks Relation to Doing Business in Macau and Singapore, page 34

2. We note your response to prior comment 1 and reissue in part. Please revise your risk factor disclosure where appropriate to include the disclosure provided in response to prior comment 1 now reflected on your cover page (i.e., discussion of the legal and operational risk associated with operating in Macau, including (i) that the legal and operational risks associated with operating in China apply to your operations in Macau; (ii) that there can be no assurance as to whether the government of Macau will enact law and regulations similar to mainland China; (iii) whether any laws or regulations of mainland China will become applicable to your operations in Macau in the future; and (iv) that these changes could happen at any time and with no advance notice).

Response: In response to the Staff’s comment, we have revised our disclosure throughout Registration Statement accordingly.

Capitalization, page 53

3. The amounts disclosed in the “actual” column of your capitalization table do not agree with the amounts in your March 31, 2024 balance sheet. Please revise accordingly.

Response: In response to the Staff’s comment, we have revised our disclosure on page 53 of Registration Statement accordingly.

Liquidity and Capital Resources, page 65

4. Please expand your analysis of operating cash flows to include an explanation for your increase in accounts payable, including any significant changes related to the timing of your payments or supplier terms. Describe the terms and levels of any significant financing arrangements provided by your suppliers. Refer to Item 5.B of Form 20-F and Section IV of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we have revised our disclosure on page 67 of Registration Statement accordingly.

There are no financing arrangements provided by our suppliers. We will not pay our suppliers in full unless and until our suppliers’ deliverables meet our standards.

Compared with September 30, 2022, the balance of accounts payable as of September 30, 2023 increased by approximately $3.49 million, mainly because our revenue increased from approximately $1.8 million to approximately $9.7 million and our purchases increased accordingly. Compared with September 30, 2023, the balance of accounts payable as of March 31, 2024 increased by approximately $4.93 million mainly due to because we spent considerable amount of time to check the traffic promotion, market feedback and conversion rate from a new supplier “Tourmind” of $4 million before we paid them service fee, and our another supplier “Paradigm” of $0.7 million did not meet the requirements of our delivery standards as of March 31, 2024.

5. We have reviewed your response to comment 5 and reissue. Please include disclosure in your liquidity and capital resources discussion which includes both the contractual and customary payment terms of your accounts receivable, and consider providing an aging of your accounts receivable as of the latest balance sheet date in tabular form showing the allowance for credit losses related to each age group of receivables. Further, enhance your discussion of operating cash flows to provide discussion, including certain representations included within your response, on why the company’s customers are slow to pay amounts due and how the company manages their cashflows during periods in which a large portion of receivables have not been collected.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 65 and 67 of Registration Statement accordingly.

Index to Financial Statements, page F-1

6. Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: In response to the Staff’s comment, we have provided the appropriate representation in Exhibit 99.6 to Registration Statement accordingly.

Notes to Consolidated Financial Statements

Note 3 - Accounts receivable, net, page F-16

7. We note in your response to comment 6 that “[your] customers have made commitments to the full payments of purchase before September 30, 2024 after [your] negotiations with them.” Please tell us your initial collectability assessment considerations in recognizing revenue and your assessment at contract inception of your customers ability and intention to pay the consideration for services provided. In this regard, it appears from your response the company is negotiating with customers to make payments which may indicate a lack of intention or ability on behalf of the customer. Refer to ASC 606-10-55-3A.

Response: Before entering into a contract with a customer and recognizing revenue upon completion of the provision of services, we consider the collectability of accounts receivable in the following four prospects, which mainly include a comprehensive evaluation of credit status, transaction history, market environment and other aspects of information (such as management’s industry experience) to determine the possibility and risk level of accounts receivable collection. We would not enter into contracts and provide services to customers with uncertainty in the ability or willingness to pay.

As of the date of this response letter, for the regular customers, we have kept good relationships with them with no significant risk in receivables collection or operation difficulty. For the new customers, we have executed the aforementioned evaluation procedure to ensure our customers’ operating in compliance with regulation. During the process of contract fulfillment, we managed the progress of project and collected receivables promptly according to our internal control and service agreement.

For the revenue from internet media services, we offer industry resources and assist our customers to have effective traffic promotion and our customers rely on the analysis of feedback and conversion rate before we ensure the payment collection.

For the revenue from event planning and execution services, in most cases, as a service provider, our industry experience will help our customers achieve activity implementation and continuous service if possible.

For the revenue from business planning and consulting services, we will not offer our feedback and consulting results until our customers sign acceptance confirmation and pay the remaining balance.

We offer receivable credit term to our customers in most cases of one year at most and when we negotiate with our customers, we urge them to pay the balance according to the payment plan (credit term).

* * * * * * * * * * * * * * * * * * *

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Sam Wai Hong
Sam Wai Hong
Chairman of the Board of Directors of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

3